UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Northern Oil & Gas, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

665531109
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 665531109

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 48,611,632
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 48,611,632

9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,611,632
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o
11	Percent of Class Represented by Amount in Row (9) 12.85%(1)
12	Type of Reporting Person PN

(1)	The percentage herein is based on 378,340,261 shares of common stock, par value $0.001 (“Common Stock”) of Northern Oil & Gas, Inc. (the “Issuer”) outstanding as of December 10, 2018 as reported in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 filed December 12, 2018.

CUSIP No. 665531109

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview W2 Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 48,611,632
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 48,611,632

9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,611,632
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o
11	Percent of Class Represented by Amount in Row (9) 12.85%(1)
12	Type of Reporting Person PN

(1)	The percentage herein is based on 378,340,261 shares of Common Stock of the Issuer outstanding as of December 10, 2018 as reported in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 filed December 12, 2018.

CUSIP No. 665531109

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) W Energy Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 48,611,632
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 48,611,632

9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,611,632
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o
11	Percent of Class Represented by Amount in Row (9) 12.85%(1)
12	Type of Reporting Person OO

(1)	The percentage herein is based on 378,340,261 shares of Common Stock of the Issuer outstanding as of December 10, 2018 as reported in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 filed December 12, 2018.

Item 1.

(a)	Name of Issuer

Northern Oil & Gas, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

601 Carlson Pkwy., Suite 990, Minnetonka, Minnesota 55305.

Item 2.

(a)	Name of Person Filing

See Item 2(b) below.

(b)	Address of Principal Business Office or, if none, Residence

(1)	Crestview Partners III GP, L.P. c/o Crestview Partners 590 Madison Avenue, 36th Floor New York, NY 10022
(2)	Crestview W2 Holdings, L.P. c/o Crestview Partners 590 Madison Avenue, 36th Floor New York, NY 10022
(3)	W Energy Partners LLC 3811 Turtle Creek Blvd., Ste 550 Dallas, TX 75219

(c)	Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

665531109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

W Energy Partners LLC, the holder of record of 48,611,632 shares of common stock, par value $0.001 of the Issuer (the “Common Stock”).

Crestview Partners III GP, L.P. controls, indirectly through its affiliates, the general partner of Crestview W2 Holdings, L.P., which is a member of W Energy Partners LLC.

Each of Crestview Partners III GP, L.P. and Crestview W2 Holdings, L.P. may be deemed to have beneficial ownership of the 48,611,632 shares of Common Stock directly owned by W Energy Partners LLC.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G. The percentages reported herein are based on 378,340,261 shares of Common Stock of the Issuer outstanding as of December 10, 2018 as reported in the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 filed December 12, 2018

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

CRESTVIEW PARTNERS III GP, L.P.

By: Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel

CRESTVIEW W2 HOLDINGS, L.P.

By: Crestview W2 GP, LLC, its general partner

By:	/s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel

W ENERGY PARTNERS LLC

By:	/s/ Shane Hannabury
Name: Shane Hannabury
Title: President